WATTS INDUSTRIES, INC. AND SUBSIDIARIES
    Notes to Condensed Consolidated Financial Statements
                         (Unaudited)

1. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments, consisting only of adjustments of a normal recurring nature, exclusive of the restructuring charge discussed below, to present fairly Watts Industries, Inc.'s Condensed Consolidated Balance Sheet as of March 31, 1996, the Condensed Statements of Consolidated Operations for the three and nine months ended March 31, 1996 and March 31, 1995, and the Condensed Statements of Consolidated Cash Flows for the nine months ended March 31, 1996 and March 31, 1995.

     The balance sheet at June 30, 1995 has been derived from the audited financial statements at that date. The accounting policies followed by the Company are described in the June
30, 1995 financial statements which are contained in the Company's 1995 Annual Report. It is suggested that these
financial  statements  be  read  in  conjunction  with   the
financial statements and notes included in the 1995 Annual Report to Stockholders and the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report.

      During the quarter ended March 31, 1996, the Company recorded an after tax charge of $89,600,000, or $3.02 per share. This charge includes $63,000,000 of asset write downs, primarily goodwill as a result of the adoption of Financial Accounting
Standard No. 121 regarding impairment of long lived assets.
The charge also includes approximately $13,000,000 associated with plant consolidation and downsizing, $9,000,000 of asset writedowns, and $4,000,000 of other charges.

In January 1996, the Board of Directors of the Company approved a plan to dispose of the Company's Waterworks Group of businesses, including Henry Pratt Company, James Jones
Company and Edward Barber & Co., Ltd. The results of operations of these companies for the nine months ended
March 31, 1996 have been reported as income from discontinued operations, net of income taxes, and the income statement for the nine months ended March 31, 1995 has been reclassified to conform with the 1996 presentation.

    The following table sets forth
   summary information relating to
             the Waterworks Group:
Dollars in thousands               Nine months
                                      ended
                                    March 31,   March 31,
                                       1996        1995
Revenues                               $61,655     $59,110
Costs and expenses                     $57,909     $55,172
Income before income taxes              $3,746      $3,938
Income taxes                            $1,520      $1,551
Income from Discontinued Operations     $2,226      $2,387


2.      On July 28, 1994, a wholly owned subsidiary of the Company
purchased   Jameco       Industries,  Inc.   ("Jameco")   of
Wyandanch, New York. Jameco is a manufacturer of metal and plastic water supply products, including valves, tubular
products    and  sink strainers that are sold  primarily  to
residential  construction and   home repair  and  remodeling
markets in the United States and overseas. Jameco had net sales of approximately $65,000,000 for the twelve months ended June 30, 1995.

In August of 1994, a wholly owned subsidiary of the Company entered into a joint venture with Tanggu Valve Company in Tianjin, Peoples Republic of China. The Company's investment represents a 60% interest in the joint venture.

On November 18, 1994, a wholly owned subsidiary of the Company purchased Pibiviesse S.p.A. ("PBVS") located in Nerviano,
Italy. PBVS manufactures a complete range of trunnion mounted ball valves with manufacturing capabilities up through 60 inch diameter and inclusive of Class 2500 pressure ratings to meet the demanding requirements of international pipeline projects. PBVS has annual net sales of approximately $25,000,000.

In August and December of 1994, a wholly owned subsidiary of the Company acquired two product lines. One product line is a line of cryogenic valves used in industrial applications.
The other product line is check and relief valves used in aerospace and military applications.

On March 1, 1995, a wholly owned subsidiary of the Company purchased Anderson-Barrows Metals Corporation ("Anderson-
Barrows") of Palmdale, California. Anderson-Barrows is a manufacturer of compression and flare fittings, plastic tubing and braided metal hose connectors which are sold primarily to the domestic residential construction and home repair and remodeling markets. Anderson-Barrows has annual net sales of approximately $31,000,000.

In July of 1995, a wholly owned subsidiary of the Company entered into a joint venture with Suzhou Valve Factory
(SUFA) in Suzhou, Peoples Republic of China, to manufacture ball valves for the industrial and oil and gas markets. The
Company has invested $6,000,000 which represents a 60% interest in the joint venture.

On August 28, 1995, a wholly owned subsidiary of the Company purchased Societe des Etablissements Rene Trubert S.A.("Trubert") of Chartres, France. Trubert is a manufacturer of thermostatic mixing valves sold primarily to commercial and industrial applications to accurately control the temperature of water for human safety and process control. Trubert had net sales of approximately $8,000,000 for the twelve months ended June 30, 1995.

On August 31, 1995, a wholly owned subsidiary of the Company acquired the Keane product line from Keane Controls Corporation. This product line consists of solenoid valves and regulators used in high pressure applications. The annual sales of these products are approximately $1,500,000.

On September 29, 1995, a wholly owned subsidiary acquired the Kieley Mueller Control Valve product line from International Valve Corporation. This product line consists of linear and rotary control valves sold primarily for industrial process applications to accurately control the pressure, flow, and temperature of steam and process fluids. The annual sales of these products are approximately $2,800,000.

The aggregate purchase price for these investments was $98,500,000 after certain adjustments, plus acquired debt of $33,701,000. The Company has repaid $23,817,000 of debt acquired with three of the companies.

3.       Certain of the Company's operations generate solid and
hazardous  wastes,  which   are  disposed  of  elsewhere  by
arrangement with the owners or operators of  disposal  sites or  with  transporters of such waste.  The Company's foundry
and   other operations are subject to various federal, state
and  local  laws and  regulations relating to  environmental
quality.   Compliance  with these laws  and      regulations
requires  the  Company  to incur expenses  and  monitor  its
operations      on  an ongoing  basis.  The  Company  cannot
predict  the  effect of future  requirements on its  capital
expenditures,  earnings or competitive position  due      to
any  changes in federal, state or local environmental  laws,
regulations or      ordinances.

The Company is currently a party to or otherwise involved with various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties. Three of these sites, the Sharkey and Combe Landfills in New Jersey, and the San Gabriel Valley/El Monte, California water basin matter, are listed on the National Priorities List. With respect to the Sharkey Landfill, the Company has been allocated .75% of the remediation costs, an amount which is not material to the Company. No allocations have been made to date with respect to the Combe Landfill or San Gabriel Valley sites. The EPA has formally notified several entities that they have been identified as being potentially responsible parties with respect to the San Gabriel Valley site. As the Company was not included in this group, its potential involvement in this matter is uncertain at this point given that either the PRPs named to date or the EPA could seek to expand the list of potentially responsible parties. In addition to the foregoing, the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut, are on the National Priorities List but, with respect thereto, the Company has resort to indemnification from third parties and based on currently available information, the Company believes it will be entitled to participate in a de minimis capacity.

With respect to the Combe Landfill, the Company is one of approximately 30 potentially responsible parties. The Company and all other PRP's have received a Supplemental Directive from the New Jersey Department of Environmental Protection & Energy in 1994 seeking to recover approximately $9 million in the aggregate for the operation, maintenance, and monitoring of the implemented remedial action taken up to that time in connection with the Combe Landfill North site. Certain of the PRP's, including the Company, are
currently  negotiating  with the state   only  to  assume
maintenance of this site in an effort to reduce future costs. The Company and the remaining PRPs have also received a formal demand from the U.S. Environmental Protection Agency to recover approximately $17 million expended to date in the remediation of this site.

Given the number of parties involved in most environmental sites,
the   multiplicity  of  possible  solutions,  the   evolving
technology  and the years of remedial activity required,  it is difficult to estimate with certainty the total cost of remediation, the timing and extent of remedial actions which
may  be  required, and the amount of liability, if any,   of
the   Company  alone  or  in  relation  to  that  of   other
responsible parties.  Based on facts presently known to  it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its
financial   condition,  results  of   operations,   or   its
liquidity.

The Company has established balance sheet accruals which it currently believes are adequate in light of the potential exposure of pending and threatened environmental litigation and proceedings of which it has knowledge. In this regard, with respect to certain of these matters, the Company has resort either to some degree of insurance coverage or indemnifications from third parties which are expected to defray to some extent the effect thereof. With respect to insurance, coverage of some of these claims has been disputed by the carriers based on standard reservations and, therefore, recovery is questionable, a factor which has been considered in the Company's evaluation of these matters. Although difficult to quantify based on the complexity of the issues and the limitation on available information, the Company believes that its accruals for the estimated costs associated with such matters adequately provide for the Company's estimated foreseeable liability for these sites, however, given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future which may be material to the Company.

4.   Subsequent to March 31, 1996, the Company's Board of Directors
authorized  the  purchase of up to two million   (2,000,000)
shares  of  the Company's Class A Common Stock in  the  open
market.   The  Company has purchased 1,254,900 shares  under
this  share  repurchase program through May 13,  1996.   The
Company has utilized its line of credit in making these purchases.



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management Initiatives

     During the quarter ended March 31, 1996, the Company reevaluated its strategy and decided to restructure its business in an effort to improve the efficiency of the Company's worldwide operations.

Divestiture

     As previously announced, the Company has decided to divest itself of the Municipal Water Group of Companies, which consist of Henry Pratt Company, James Jones Company, and Edward Barber
& Company. This divestiture will enable the Company to focus its acquisition and growth strategies on its core markets, namely Plumbing & Heating and Water Quality, and
Industrial and Oil & Gas.

     The results of operations of the Municipal Water Group for fiscal 1996 have been reported as income from discontinued operations, net of income taxes, and the statement of operations for prior periods has been reclassified to conform with the fiscal 1996 presentation.

     The Company does not anticipate a significant gain or loss upon the divestiture of the Municipal Water Group.

Restructuring Activities

     The Company has also decided to undertake certain restructuring initiatives aimed at improving the efficiency of certain of its operations it is continuing. The two most significant initiatives are the relocation of Jameco Industries and the downsizing of PBVS.

     The Company has decided to relocate the manufacturing operations at Jameco Industries from Wyandanch, New York to a Watts
Regulator plant in Spindale, North Carolina. The Company expects it will take approximately nine months to complete this relocation although unanticipated events could affect the cost and timing of the relocation initiative. The
Company has also decided to implement a plan to streamline and downsize the operations of its PBVS subsidiary.

     In addition, the Company has identified efficiencies that it expects will improve operations at a number of its other divisions. In connection with achieving these efficiencies, the Company has written off assets and accrued expenses in the current quarter's operating results totaling $13.7 million.

     In connection with the recording of the reorganization plan, the Company has recorded provisions for severing 290 employees
($9 million), inventory write downs ($9.5 million) and other exit costs ($10.9 million). In accordance with the provisions of EIFT Consensus No. 94-3, costs remaining to complete the restructuring, which are expected to amount to approximately $2-4 million, will be recorded in the future by the Company as incurred, with the majority of this amount expected to be incurred in the Company's fiscal 1996 fourth quarter.

     The provision for severance and other exit costs are included in the restructuring activities line in the statement of operations. The inventory write-downs are reflected in the cost of sales.

Impairment

     The Company has identified an impairment event affecting certain long-lived assets primarily with its Italian subsidiaries, PBVS and Intermes, and has concluded these assets were impaired. The Company has taken a charge of $63 million to write-down the affected assets to fair value in accordance with the implementation of FASB 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

Conclusion

     The after tax charge for all these initiatives recorded in the current quarter was $89.6 million. The after tax cash impact of the charge is expected to be approximately $9 million.

     It is expected that the restructuring plan will require more than two years to complete with some positive effects being realized during fiscal 1997, although unanticipated events could affect the cost and timing of the restructuring plan.

Results of Operations
Quarter Ended March 31, 1996 Compared to
Quarter Ended March 31, 1995

     Net sales from continuing operations increased $6,850,000 (4.5%) to $159,823,000. This increase was attributable to the inclusion of the net sales of acquired companies and the Company's Chinese joint venture located in Tianjin, Peoples
Republic of China.  These acquisitions principally included
Anderson-Barrows Metals Corporation ("Anderson-Barrows") acquired in March 1995, located in California, and Societe des Etablissements Rene Trubert S. A. ("Trubert") acquired in August of 1995, located in Chartres, France. Exclusive of these acquisitions, net sales from continuing operations would have been flat with the prior period. Within North
America, the Company had decreased unit shipments of steam valves and plumbing and heating products which were partially offset by increased unit shipments of industrial valves. The Company had increased net sales from continuing operations in Europe of $2,600,000. Approximately 25% of this increase was due to the strength of the foreign currencies versus the U.S. dollar. The remaining increase was attributable to the inclusion of the net sales of Trubert. The Company intends to maintain its strategy of seeking acquisition opportunities as well as expanding its existing market position to achieve sales growth.

     Gross profit from continuing operations decreased $10,931,000 (19.6%) to $44,941,000 and decreased as a percentage of net sales from 36.5% to 28.1%. This decreased percentage was primarily attributable to the inclusion of $9,508,000 in costs related primarily to inventory writedowns as part of the restructuring plan discussed above. Gross profit from continuing operations exclusive of these charges would have been $54,449,000 or 34.1% of net sales.

     This decreased percentage was primarily attributable to lower gross margins experienced within the Oil and Gas group as a result of competitive pricing pressures and unfavorable manufacturing variances. In addition, unfavorable manufacturing variances associated with reduced production levels caused by lower sales volume experienced within the Steam group adversely impacted the gross margin. The inclusion of certain acquired companies which operate at a lower gross margin than the rest of the Company adversely impacted the gross margin.

     Selling, general and administrative expenses from continuing operations increased $16,448,000 (47.5%) to $51,053,000.
This increase is primarily attributable to the inclusion of $13,753,000 in costs related to the restructuring plan discussed above and the inclusion of expenses of acquired companies discussed in Note 2 above.

     As part of its restructuring plan, the Company recorded
$19,891,000 related to discontinued product lines, severance costs, plant consolidations, and asset writedowns.

     Interest income from continuing operations decreased $194,000 (54.3%) to $163,000 due to decreased levels of cash and short-term investments.

     Interest expense from continuing operations decreased $53,000 to $2,521,000. This decrease is attributable to the lower average indebtedness experienced during the quarter.

     Net earnings (loss) from continuing operations decreased
$92,054,000 (783.4%) to $(80,303,000). Net earnings from
continuing operations exclusive of the restructuring charge would have decreased $2,422,000 to $9,329,000.

     The change in foreign exchange rates had an immaterial impact on the net results of operations.

     The weighted average number of common shares outstanding on March 31, 1996, increased to 29,732,876 from 29,695,621 for primary earnings per share. Primary and fully diluted loss per share from continuing operations was ($2.70) for the quarter ended March 31, 1996 compared to earnings of $ .40 for the quarter ended March 31, 1995. Earnings from discontinued operations for the quarter ended March 31, 1996 were $.03 compared to $.03 for the quarter ended March 31, 1995. As a result of the Company's share repurchase program, as described in Note 4 above, the Company anticipates the average number of common shares outstanding to decrease in future periods.



Nine Months Ended March 31, 1996 Compared to
Nine Months Ended March 31, 1995

     Net sales from continuing operations increased $43,568,000 (10.2%) to $470,545,000. This increase was attributable to the inclusion of the net sales of acquired companies and the Company's Chinese joint venture located in Tianjin, Peoples Republic of China. These acquisitions principally included Anderson-Barrows, Trubert, and Pibiviesse S.p.A. ("PBVS") which was acquired in November 1994, located in Italy. Exclusive of acquisitions net sales from continuing operations would have increased $3,421,000 (1%). Within
North America, the Company had decreased unit shipments of steam valves, and increased unit shipments of industrial valves. The Company had increased net sales from continuing operations in Europe of $16,500,000. Approximately 20% of this increase was due to the strength of the foreign currencies versus the U.S. dollar. The remaining increase was attributable to the inclusion of the net sales of Trubert and PBVS and increased unit shipments of plumbing and heating products in Italy. The Company intends to maintain its strategy of seeking acquisition opportunities as well as expanding its existing market position to achieve sales growth.

Gross profit from continuing operations decreased $842,000 (.05%) to $157,775,000 and decreased as a percentage of net sales
from   37.2%  to  33.5%.   This  decreased  percentage   was
primarily attributable to the inclusion of $9,508,000 in costs related primarily to inventory writedowns as part of the  restructuring plan discussed above.  Gross profit  from
continuing  operations, exclusive of these  charges,   would
have   been   $167,283,000  or  35.6%  of  net  sales.  This
decreased percentage was primarily attributable to lower gross margins experienced within the Oil and Gas group as a result of competitive pricing and unfavorable manufacturing variances. In addition, unfavorable manufacturing variances associated with reduced production levels caused by lower sales volume experienced within the Steam group adversely
impacted  the  Company's  gross margin.   The  inclusion  of
certain acquired companies which operate at a lower gross margin than the rest of the Company adversely impacted the gross margin. Gross profit was also adversely affected by increased raw material costs of bronze ingot, brass rod, and carbon and stainless steel which, due to competitive pricing pressures, could not be completely recovered through price increases.


     Selling, general and administrative expenses from continuing operations increased $24,944,000 (25.4%) to $123,104,000.
This increase is primarily attributable to the inclusion of $13,753,000 in costs related to the restructuring plan discussed above and the expenses of acquired companies discussed in Note 2 above.

     Interest income from continuing operations decreased $920,000 (63.0%) to $540,000 due to decreased levels of cash and short-term investments.

     Interest expense from continuing operations increased $658,000 (9.6%) to $7,496,000. This increase is attributable to the increased levels of debt incurred in association with the acquisitions discussed in Note 2 above.

     Net earnings (loss) from continuing operations decreased
$91,487,000 (278.1%) to $(58,588,000). Net earnings from
continuing operations exclusive of the restructuring charge would have decreased $1,855,000 to $31,044,000.

     The change in foreign exchange rates had an immaterial impact on the net results of operations.

     The weighted average number of common shares outstanding on March 31, 1996, increased to 29,757,391 from 29,696,511 for primary earnings per share.  Primary and fully diluted loss
per share from continuing operations were  ($1.97) for the
nine months ended March  31, 1996 compared to earnings of
$1.11 for the nine months ended March 31, 1995.  Earnings
from discontinued operations for the nine months ended March
31, 1996 were $.08 compared to $.08 for the nine months
ended March 31, 1995.   As a result of the Company's share
repurchase program, as described in Note 4 above, the Company anticipates the average number of common shares outstanding to decrease in future periods.



Liquidity and Capital Resources

     The recording of the Company's restructuring charge, noted above, had an adverse impact on the Company's retained earnings and working capital. The restructuring charge, however, did not have any impact on the Company's ability to borrow funds in the future under its existing credit facilities. The net cash impact to the Company to implement the restructuring charge is expected to be approximately $9,000,000 although unanticipated events could affect the ultimate final cash impact to the Company.

     During the nine months ended March 31, 1996, the Company invested in four acquisitions and one joint venture. In August of
1995, a wholly owned subsidiary of the Company purchased
Societe des Etablissements Rene Trubert S.A. of Chartres,
France. Trubert is a manufacturer of thermostatic mixing
valves sold primarily for commercial and industrial
applications to accurately control the temperature of water
for human safety and process control.  Trubert had net sales of approximately $8,000,000 for the twelve months ended June
30, 1995. Also, in August and November of 1995, a wholly
owned subsidiary of the Company invested a total of
$6,000,000 in the Suzhou Watts Valve Co., Ltd. joint venture located in Suzhou, Peoples Republic of China.  This joint
venture was established to manufacture ball valves for the
industrial and oil and gas markets.  The Company's
investment represents a 60% interest in the joint venture.
In August 1995, a wholly owned subsidiary of the Company
acquired the Keane product line from Keane Controls
Corporation.  This product line consists of solenoid valves
and regulators used in high pressure applications.  The
annual sales of these products are approximately $1,500,000.
In September 1995, a wholly owned subsidiary of the Company
acquired the Kieley Mueller Control Valve product line from
International Valve Corporation.  This product line consists of linear and rotary control valves sold primarily for
industrial process applications to accurately control the
pressure, flow, and temperature of steam and process fluids.
The annual sales of these products are approximately
$2,800,000. In March of 1996, a wholly owned subsidiary of
the Company purchased Artec, GmbH ("Artec") of Oberhausen,
Germany.  Artec assembles and distributes under floor
heating systems, radiator connection systems and plumbing
pipe systems for the German plumbing and heating market.
Artec had net sales of approximately $4,500,000 for the
twelve months ended December 31, 1995.   The aggregate
purchase price for these investments was $21,800,000.

     During the nine months ended March 31, 1996, the Company spent $20,161,000 on capital expenditures for continuing operations, primarily manufacturing machinery and equipment, as part of its commitment to continuously improve its manufacturing capabilities.

     Working capital from continuing operations at March 31, 1996 was $176,634,000 compared to $202,569,000 at June 30, 1995.
This decrease in working capital was primarily the result of the recording of the restructuring charge during the quarter ended March 31, 1996.  Cash and short-term investments were
$0 at March 31, 1996 compared to $8,740,000 at June 30,
1995. The ratio of current assets to current liabilities
from continuing operations was 2.26:1  at March 31, 1996
compared to 2.96:1 at June 30, 1995.   Debt as a percentage
of total capital employed, exclusive of restructuring related items, was 23.7% at March 31, 1996 compared to 26.3% at June 30, 1995.

     In order to support the Company's acquisition program, working capital requirements, and for general corporate purposes, the Company entered into a five-year commitment for an unsecured line of credit for $125,000,000 expiring on August
31, 1999. As of March 31, 1996, there was $26,500,000
outstanding under this credit facility.

     Subsequent to March 31, 1996, the Company purchased 1,254,900
shares through May 13, 1996,   under the share repurchase
program discussed in Note 4 above through the utilization of its line of credit. The outstanding balance under this credit facility, as of May 13, 1996, is $56,800,000.

     The Company from time to time is involved with environmental proceedings and incurs costs on an ongoing basis related to environmental matters. The Company has been or expects to be named a potentially responsible party with respect to currently identified contaminated sites, which are in various stages of the remediation process. The Company has evaluated its potential exposure based on all currently available information and has recorded its estimate of its liability for environmental matters. The ultimate outcome of these environmental matters cannot be determined. The
Company currently anticipates that it will not incur significant expenditures in fiscal 1996 in connection with any of these environmentally contaminated sites. Please see
Note 3 to the accompanying consolidated financial statements.

     The Company anticipates that available funds and funds provided from current operations will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 24 months.


         Part II.  Other Information


Item 6.    Exhibits and Reports on Form 8-K

         There were no reports filed on form 8-K during the quarter ended March 31, 1996.



                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   WATTS INDUSTRIES, INC.

Date:   May 15, 1996               By:  /s/Timothy P. Horne
                                        Timothy P. Horne
                                        President




Date:   May 15, 1996               By:  /s/Kenneth J. McAvoy
                                        Kenneth J. McAvoy
                                        Chief Financial
                                        Officer
                                        and Treasurer





                        EXHIBIT INDEX

Listed and indexed below are all Exhibits filed as part of this report.

Exhibit No.                   Description

3.1 Restated Certificate of Incorporation, as amended. (1)

3.2                     Amended and Restated By-Laws. (2)

11                      Statement re computation of per share
                        earnings *

27                      Financial Data Schedule  *




(1) Incorporated by reference to the relevant exhibit to the Registrant's Annual Report on Form 10-K filed with the
Securities and Exchange Commission on September 28, 1995.

(2) Incorporated by reference to the relevant exhibit to the Registrant's Annual Report on Form 8-K filed with the
Securities and Exchange Commission on May 15, 1992.

*  Filed herewith.